AY

02053009

ITED STATES
) EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED AUG 29 2002 SEC MAIL PROCESSING WASH. D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
~~8-42541~~

8-48810

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shelman Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14785 Preston Road, Suite 575
(No. and Street)

Dallas	TX	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Parman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shelman Securities Corp., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHELMAN SECURITIES CORP.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2002

SHELMAN SECURITIES CORP.

CONTENTS

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Shelman Securities Corp.

We have audited the accompanying statement of financial condition of Shelman Securities Corp., as of June 30, 2002, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shelman Securities Corp., as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, LLP
CHESHIER & FULLER, L.L.P.

Dallas, Texas
July 29, 2002

SHELMAN SECURITIES CORP.
Statement of Financial Condition
June 30, 2002

ASSETS

Cash	$ 5,482
Advances to stockholder	113,735
Receivable from broker-dealer	157,180
Furniture, equipment and leasehold improvements, net of accumulated depreciation (amortization) of $9,832	17,627
Prepaids	3,680
Other assets	3,089
	$ 300,793

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 12,672
Commissions payable	110,200
Total liabilities	122,872
Stockholder's equity:	
Common stock, .001 par value, 50,000,000 shares authorized, 20,000,000 shares issued and outstanding	20,000
Additional paid-in capital	97,379
Retained earnings	60,542
Total stockholder's equity	177,921
	$ 300,793

The accompanying notes are an integral part of these financial statements.

SHELMAN SECURITIES CORP.
Statement of Income
For the Year Ended June 30, 2002

Revenue:	
Commissions	$1,101,415
Other income	9,886
	1,111,301
Expenses:	
Compensation	829,527
Commissions and clearance paid to all other brokers	54,756
Communications	43,402
Occupancy and equipment costs	67,076
Promotional	32,987
Regulatory fees and expenses	5,362
Other expenses	90,507
	1,123,617
Loss before income taxes	(12,316)
State income tax provision	(4,972)
Net loss	$ (17,288)

The accompanying notes are an integral part of these financial statements.

SHELMAN SECURITIES CORP.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at July 1, 2001	$20,000	$ 35,168	$ 77,830	$ 132,998
Contribution of capital		62,211		62,211
Net loss			(17,288)	(17,288)
Balances at June 30, 2002	$ 20,000	$ 97,379	$ 60,542	$ 177,921

The accompanying notes are an integral part of these financial statements.

SHELMAN SECURITIES CORP.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2002

Balance, at July 1, 2001	$ -0-
Increases	-0-
Decreases	-0-
Balance, at June 30, 2002	$ -0-

The accompanying notes are an integral part of these financial statements.

SHELMAN SECURITIES CORP.
Statement of Cash Flows
For the Year Ended June 30, 2002

Cash flows from operating activities:	
Net loss	$ (17,288)
Adjustment to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation and amortization	5,127
Change in assets and liabilities:	
Increase in receivable from broker-dealer	(135,952)
Increase in accounts payable and accrued expenses	6,287
Increase in advances to stockholder	(15,892)
Increase in commissions payable	106,525
Decrease in accrued federal and state income taxes	(10,605)
Increase in prepaids	(689)
Increase in other assets	(1,824)
Net cash provided (used) by operating activities	(64,311)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Contribution of capital	62,211
Net cash provided (used) by financing activities	62,211
Net decrease in cash	(2,100)
Cash at beginning of period	7,582
Cash at end of period	$ 5,482
Supplemental disclosures:	
Cash paid during the period for	
Income taxes	$ 4,972
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

SHELMAN SECURITIES CORP.
Notes to the Financial Statements
June 30, 2002

Note 1 - Organization and Accounting Policies

Organization

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker/dealer.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expense is adjusted to a trade date basis.

Substantially all of the Company's business is conducted with customer located in the United States.

Management Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due less deferred taxes related to operating losses that are available to offset future taxable income, subject to a valuation allowance.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Furniture and equipment is depreciated over the useful lives of the assets which range from three to five years. Leasehold improvements are amortized over three years. The straight line method is used on all assets.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2002, the Company had net capital of approximately $39,790 and net capital requirements of $8,196. The Company's ratio of aggregate indebtedness to net capital was 3.09 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Party Transactions

Certain computer equipment and office space was provided by the sole shareholder during the year ended June 30, 2002.

Note 5 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2002, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 5 - Commitments and Contingencies, continued

The Company leases office space under an operating lease. Future minimum lease commitments under this lease are as follows:

	Office	Equipment
June 30, 2003	$ 45,534	$ 23,096
June 30, 2004	11,384	-0-
Total	$ 56,918	$ 23,096

Net rent and lease expense during the year was $59,816 and is reflected in occupancy and equipment costs. The office lease is guaranteed by the sole shareholder of the Company.

Note 6 - Furniture, Equipment and Leasehold Improvements

The classes of furniture, equipment and leasehold improvements and the related accumulated depreciation (amortization) are as follows:

	Cost	Accumulated Depreciation/ Amortization	Net
Computer equipment	$ 2,208	$ 770	$ 1,438
Furniture	6,381	1,515	4,866
Leasehold improvements	18,870	7,547	11,323
	$ 27,459	$ 9,832	$ 17,627

Depreciation (amortization) expense for the year ended June 30, 2002 was $5,127 and is reflected in occupancy and equipment costs.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2002

Schedule I

SHELMAN SECURITIES CORP.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 177,921
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		177,921
Deductions and/or charges:		
Non-allowable assets –		
Advances to stockholder	$113,735	
Furniture, equipment and leasehold improvements	17,627	
Prepaids	3,680	
Other assets	3,089	138,131
Net capital before haircuts on securities positions		39,790
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 39,790

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 12,672
Commissions payable	110,200
Total aggregate indebtedness	$ 122,872

Schedule I (continued)

SHELMAN SECURITIES CORP.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 8,196
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 8,196
Net capital in excess of required minimum	$ 31,594
Excess net capital at 1000%	$ 27,503
Ratio: Aggregate indebtedness to net capital	3.09 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital as reported in the Company's Part II (unaudited) FOCUS report	$ 24,836
Increase (decrease) due to:	
Adjustment of amounts receivable/payable to clearing broker-dealers	22,974
Increase in accrued expenses	(4,550)
Difference in non-allowable assets	(1,325)
Other	(2,145)
Net capital per audited report	$ 39,790

Schedule II

SHELMAN SECURITIES CORP.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Clearing firms: SWS Securities, Inc.
Emmett A. Larkin Co., Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended June 30, 2002

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Shelman Securities Corp.

In planning and performing our audit of the financial statements and supplemental information of Shelman Securities Corp. (the "Company"), for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
July 29, 2002